UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024.

Commission File Number 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

The Victorians

15-18 Earlsfort Terrace

Saint Kevin’s

D04 C5Y6

Dublin 2, D02 YX28, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Stock Purchase Agreement

Closing and Acquisition of Majority Interest in Quality Industrial Corp.

As previously reported in a Report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 19, 2024 by Fusion Fuel Green PLC, an Irish public limited company (the “Company”), the Company entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“Quality”), Ilustrato Pictures International Inc. (“Ilustrato”), and certain stockholders of Quality (together with Ilustrato, the “Sellers” and the Sellers together with Quality and the Company, the “Parties”). Under the Purchase Agreement, the Sellers agreed to sell 78,312,334 shares of common stock (“Quality Common Stock”) and 20,000 shares of Series B Preferred Stock of Quality, constituting approximately 69.36% of the capital stock of Quality (the “Sellers’ Shares”), to the Company. In exchange, the Company was required to issue 3,818,969 Class A ordinary shares (“Company Ordinary Shares”), constituting 19.99% of the issued and outstanding Company Ordinary Shares (the “Ordinary Shares Consideration”), and an aggregate of 4,171,327 preferred shares of the Company, subject to adjustment, to the Sellers, with provisions for the preferred shares to convert into 41,713,270 ordinary shares subject to the Shareholder Approval (as defined below) and Nasdaq listing clearance (together with the Ordinary Shares Consideration, the “Company Shares Consideration”). The Purchase Agreement provided that, subject to the satisfaction or waiver of the conditions set forth in the Purchase Agreement, the Company was required to consummate the transactions (the “Transactions”) contemplated by the Purchase Agreement at the date (the “Closing Date”) of the closing of the Transactions (the “Closing”).

On November 26, 2024, the conditions to the Closing were satisfied in all material respects. As a result, the Company instructed its transfer agent to issue the Company Shares Consideration to the Sellers, in which the Ordinary Shares Consideration will be issued to Ilustrato, and the Preferred Shares Consideration will be issued pro rata to the Sellers, with Ilustrato’s allocation of the Preferred Shares Consideration reduced by the Ordinary Shares Consideration. The Sellers have delivered to Quality’s transfer agent all of the necessary documentation to effect the transfer of the Sellers’ Shares to the Company. The conditions to the Closing included, among other things, the written resignation of Frederico Figueira de Chaves as Chief Executive Officer of the Company effective as of the Closing Date, and the appointment of John-Paul Backwell, the current Chief Executive Officer of Quality, as the Chief Executive Officer of the Company effective as of the Closing Date. In addition, the Company, Quality, and each director and officer of the Company that holds equity securities in the Company (collectively, the “Company Equityholders”) and each of the Sellers’ were required to enter into a lock-up agreement which provides that the Company Equityholders and the Sellers will each be prohibited from transferring, entering into short sales, granting proxies or powers of attorney, or offering or agreeing to do any of the foregoing during the 180-day period beginning on the Closing Date, subject to certain exceptions (the “Lock-Up Agreement”).

As contemplated by the Purchase Agreement, following the Closing, Quality will function as a majority-owned operating subsidiary of the Company, and the Company will consolidate the financial results and information of Quality with its own.

As part of the Company Shares Consideration, the Company issued 4,171,327 Series A Convertible Preferred Shares with a nominal value of US$0.0001 each (the “Company Preferred Shares”), in aggregate, to the Sellers on a pro rata basis. The Company Preferred Shares were issued pursuant to a Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares, which will be filed with the Companies Registration Office of Ireland (the “Preferred Shares Certificate of Designation”). Under the Certificate of Designation, the Preferred Shares Consideration will automatically convert into 41,713,275 Company Ordinary Shares (subject to adjustment) upon the later of (i) approval of the Company’s issuance of such underlying Company Ordinary Shares by the Company’s shareholders in accordance with applicable Irish law and (ii) the clearance of an initial listing application filed by the Company with The Nasdaq Stock Market LLC (“Nasdaq”), in accordance with the Preferred Shares Certificate of Designation (the “Preferred Shares Conversion”). Pursuant to the Preferred Shares Certificate of Designation, the Company Preferred Shares rank on parity with the Company Ordinary Shares as to distributions of assets upon liquidation. The Company Preferred Shares will have no voting rights except as required by the Irish Companies Act of 2014 (the “ICA”) and with respect to amendments to the Preferred Stock Certificate of Designation or the constitution of the Company that adversely affect the terms of the Company Preferred Stock. On the later of the date of the Shareholder Approval or the clearance of the initial listing application filed by the Company with Nasdaq, each of the Company Preferred Shares will automatically convert into ten Company Ordinary Shares, subject to adjustment upon the occurrence of share dividends, share splits, reverse share splits, or certain similar transactions, or certain corporate transactions of the Company including a merger, sale of all or substantially all assets, purchase of 50% or more of the Company Ordinary Shares, recapitalization, or acquisition by another person of more than 50% of the outstanding Company Ordinary Shares. If the Shareholder Approval is not obtained at the Shareholders Meeting (as defined below) by the Extended Meeting Deadline (as defined below), the Company will, subject to applicable law, be required to repurchase all of the outstanding Company Preferred Shares held by each of the Sellers.

Pursuant to the Purchase Agreement, following the Closing Date, the Company, Quality, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). The Purchase Agreement states that the Parties intend that after the Closing, subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, Quality will merge into a newly-formed, wholly-owned Nevada subsidiary of the Company (the “Merger”). Upon completion of the Merger, Quality will become the surviving entity and a wholly owned subsidiary of the Company.

If, as of the Closing Date, the Company has any indebtedness for borrowed money or liabilities in excess of $1,350,000 relating to the period prior to the Closing (the “Closing Debt Cap”), then the Company will issue to the securityholders of Quality immediately prior to the Closing (the “Legacy Quality Securityholders”), including the Sellers, as soon as practicable following the closing of the Merger, a number of additional Company Ordinary Shares (the “Adjustment Shares”) that will be determined by dividing the dollar amount by which the actual indebtedness for borrowed money of the Company exceeds the Closing Debt Cap by the quotient obtained by dividing $40,730,000 by the number of Company Ordinary Shares outstanding at the effective time of the Merger on a fully-diluted basis. The Adjustment Shares will be issued to the Legacy Quality Securityholders on a pro rata basis based upon the number of shares of Quality Common Stock held by the Legacy Quality Securityholders at the effective time of the Merger; provided, however, that for this purpose, the Sellers will be deemed to hold at the effective time of the Merger such number of shares of Quality Common Stock (assuming the conversion of Quality Preferred Stock held by the Sellers into shares of Quality Common Stock in accordance with their terms) as they hold at the time that the Sellers entered into the Purchase Agreement.

In addition, in connection with the Purchase Agreement, the board of directors of the Company (the “Board”) approved resolutions that: (i) approved the Purchase Agreement, the Preferred Shares Certificate of Designation, the Transactions, and the Merger; (ii) approved the payment of the Company Shares Consideration, (iii) directed that the issuance of the Company Ordinary Shares underlying the Preferred Shares Consideration pursuant to the Preferred Shares Conversion, the amendment and restatement of the constitution of the Company, including the change of the name of Purchaser to such name as shall be designated by the Sellers (the “Amended Company Charter”), and the election of the New Directors (as defined below) be submitted for consideration at the Shareholders Meeting, and (iv) recommended to the shareholders of the Company that they approve the Preferred Shares Conversion, the Amended Company Charter, and the election of the New Directors (the “Board Recommendation”).

Stock Purchase Agreement – Covenants

The Purchase Agreement provides that the following covenants will apply:

•	Within ten days of the date of the Purchase Agreement, the Company will cause its officers and directors who hold shares or convertible securities of the Company (the “Company Insiders”) to execute a voting agreement.

•	After the date of the Purchase Agreement, the Company will use commercially reasonable efforts to raise at least $5,000,000 in one or more financing transactions (the “Company Financing”). Quality and the Sellers are required to support and assist the Company in connection with the Company Financing. 50% of the proceeds from the Company Financing will be set aside and made available expressly for Quality to use for its working capital and corporate needs and the remaining 50% of such funds will be set aside and made available expressly for the businesses of the Company existing immediately prior to the Closing to use for its working capital and corporate needs. To split the net proceeds of the Company Financing as described above, the Company will make loans of one-half of the net proceeds (or such lesser amount as agreed to by the Parties) to Quality. Such loans will be (i) forgiven upon the Preferred Shares Conversion or (ii) repaid if the Transactions are unwound in accordance with the Purchase Agreement. The Company and Quality are required to cooperate to structure such allocation of proceeds and the use of such proceeds on a mutually agreeable basis. The Company will utilize its portion of the net proceeds of the Company Financing to pay off any indebtedness for borrowed money, accounts payable and other liabilities.

•	Any proceeds received by the Company in connection with the Subscription Agreement, dated as of August 28, 2024, between the Company and the investor signatory thereto (the “August 2024 Subscription Agreement”), must be used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, up to the lesser of (a) the amount of such funds that must be repaid pursuant to the terms and conditions for the receipt of such funds, or (b) €10 million. In the event that (i) any shares or securities of the Company are issued in connection with the August 2024 Subscription Agreement prior to the effectiveness of the Merger, (ii) the proceeds are used to repay certain funds that were received by certain subsidiaries of the Company or entities organized under Portuguese law by the Company, and (iii) the satisfaction of the terms and conditions for the consummation of the Merger pursuant to the Purchase Agreement and the Merger Agreement, then, within three business days of the Merger, the Company will issue a number of Company Ordinary Shares to the Sellers that will cause their percentage ownership of the Company to be the percentage that the Sellers would have owned but for the occurrence of any such issuances in connection with the August 2024 Subscription Agreement as to which the proceeds were used to repay the funds.

•	From the date of the Purchase Agreement through the period ending on the earlier of (i) the Preferred Shares Conversion, (ii) the repurchase of the Company Shares Consideration from the Sellers in exchange for the Sellers’ Shares, and (iii) the termination of the Purchase Agreement (the “Restricted Period”), the Company will not sell, transfer, or otherwise encumber the Sellers’ Shares acquired under the Purchase Agreement without the prior written consent from the Sellers. In addition, during the Restricted Period, the Company will not, without the written consent of Quality, which may not be unreasonably withheld, and Quality will not, without the written consent of the Company, which may not be unreasonably withheld, among other things: (i) Declare any dividends; (ii) adjust, split, combine, reclassify, redeem, purchase, acquire, issue (other than pursuant to the exercise or conversion of convertible securities outstanding on the date of the Purchase Agreement), or enter into any contract with respect to the sale, voting, registration, or repurchase of capital stock; (iii) incur more than a certain amount and/or type of indebtedness; (iv) sell any assets; (v) acquire material assets, properties, or business organizations; (vi) enter into certain types of contracts; (vii) make certain loans; (viii) commence, settle, or take certain other actions with respect to legal actions pending before any governmental or regulatory body; (ix) enter into transactions with any affiliate or shareholder that would reasonably be expected to materially delay or prevent the consummation of the Transactions or the Merger or that would be required to be described under Item 404 of Regulation S-K of the SEC in the Company or Quality’s SEC filings; (x) increase or extend the compensation of any employees, directors, or officers or take certain other actions with respect to employees of the Company or Quality.

•	The Company is required to use reasonable best efforts to ensure that the Company Ordinary Shares are continually listed on Nasdaq as of and from the date of the Purchase Agreement through the Closing Date.

•	As soon as practicable after the date of the Purchase Agreement, and in any case no less than six weeks prior to the Shareholders Meeting, Purchaser will file an initial listing application with Nasdaq. The Company, the Sellers and Quality are required to use their commercially reasonable efforts to respond to any questions or comments of the staff of Nasdaq.

•	The Company will deliver the certificates representing the Sellers’ Shares to a third-party agent on terms and conditions to be mutually agreed upon by the Parties to hold in escrow until the expiration of the Restricted Period such that (i) if the Shareholder Approval is not obtained, then such certificates will be delivered to the Sellers, and (ii) upon occurrence of the Shareholder Approval, such certificates will be delivered to the Company.

•	The Company will be required to take all steps necessary to cause the Company Ordinary Shares issued to the Sellers in connection with the Transactions to be approved for listing (subject to notice of issuance) on Nasdaq at or after the Closing pursuant to Nasdaq rules and regulations.

•	The Company, Quality, and the Sellers will enter into the Merger Agreement.

•	As promptly as practicable following the Closing Date and the execution and delivery of the Merger Agreement, and after reasonable consultation with Quality, the Company will duly call, convene and hold a special meeting of the holders of the Company Ordinary Shares (the “Shareholders Meeting”), to be held on a date (the “Initial Meeting Deadline”) no later than 45 days after the effective date (the “Registration Statement Effective Date”) of a registration statement on Form F-4 or such other applicable form (the “Registration Statement”) to be filed with the SEC, unless otherwise required by applicable laws, in accordance with Irish law, including the ICA, and the Company’s organizational documents. As promptly as practicable after the mailing of a proxy statement/prospectus relating to the matters to be submitted to the shareholders of the Company at the Shareholders Meeting (the “Proxy Statement”), the Company will solicit proxies from the holders of Company Ordinary Shares to vote in accordance with the recommendation of the Board (the “Shareholder Approval”) with respect to (i) the Preferred Shares Conversion in compliance with all applicable laws and regulations, including, but not limited to, Irish law, including the ICA and the rules and regulations of Nasdaq, (ii) the Amended Company Charter, (iii) the election of the New Directors, (iv) if the Parties determine that approval of the Merger by the Company’s shareholders is required, the Merger, (v) approval to opt out of Rule 9 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2022, (vi) the adjournment of such meeting in accordance with the terms and conditions of Purchase Agreement, and (vii) any other proposal or proposals that the Company reasonably deems necessary or desirable to consummate the Transactions and the Merger. The Company will be required to use its best efforts to obtain the Shareholder Approval by the Initial Meeting Deadline, including, without limitation, by causing (x) the Board not to withdraw the Board Recommendation, (y) the Company Insiders to be present at the Shareholders Meeting for quorum purposes, and (z) the Company Insiders to vote their respective Company Ordinary Shares in accordance with the Board Recommendation. The Purchase Agreement provides that the Company may postpone or adjourn the Shareholders Meeting: (A) with the consent of Quality; (B) for the absence of a quorum (other than due to the failure of Company Insiders); or (C) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the Transactions or the Merger that the Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Shareholders Meeting. Prior to the mailing of the Registration Statement, the Company will be entitled to engage a proxy solicitor that is reasonably satisfactory to Quality and the Sellers, and the Company will keep Quality and the Sellers reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Proxy Statement. In connection with the above, the Board will be required to take all necessary action to ensure that the restrictions on business combinations that are provided for in the ICA, and any other similar law applicable to the Company, will not apply to the Purchase Agreement, the Transactions, and the Merger, including by approving the Purchase Agreement and certain related agreements, documents and certificates to which the Company is or will be a party.

•	If, despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Initial Meeting Deadline, the Company will be required, during the period beginning on the Initial Meeting Deadline and continuing for 180 days thereafter (the “Extended Meeting Deadline”), cause one or more additional shareholder meetings to be held so as to obtain the Shareholder Approval.

•	If the Registration Statement cannot include any Adjustment Shares required to be issued pursuant to the Purchase Agreement, then the Company will be required to file a separate registration statement on Form F-3 (or, if Form F-3 is not then available, on Form F-1) that registers the issuance of the Adjustment Shares and use commercially reasonable efforts to cause such other registration statement to become effective as soon as practicable.

•	Each of the Company and Quality must take all necessary actions so that, immediately upon adjournment of the Shareholders Meeting or additional shareholders meeting held prior to the Extended Meeting Deadline at which the Shareholder Approval is obtained, the Board will be comprised of: (w) one individual as designated by the Company and who shall be designated in writing pursuant to the Merger Agreement; (x) one individual as designated by the Company Board and who shall be designated in writing pursuant to the Merger Agreement; (y) two individuals that qualify as “independent” under the Nasdaq rules as designated by the Company Board and who shall be designated in writing under the Merger Agreement; and (z) one individual that qualifies as “independent” under the Nasdaq rules as designated jointly by the Company Board and Quality Board and who is designated in writing under the Merger Agreement, provided that a majority of these designees must qualify as an “independent director” under Nasdaq rules and regulations (collectively, the “New Directors”).

•	Within three business days of obtaining the Shareholder Approval, the Company will file the Amended Company Charter with the Companies Registration Office of Ireland or as otherwise required to be effective under Irish law.

Stock Purchase Agreement – Unwinding and Termination Provisions

The Purchase Agreement contains the following unwinding and termination provisions:

•	The Company will be required to repurchase the Company Shares Consideration from the Sellers, in whole, and return the Sellers’ Shares to the Sellers, (i) within 15 calendar days after the Extended Meeting Deadline if despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained by the Extended Meeting Deadline; or (ii) if the Company fails to allocate cash raised from the Company Financing in compliance with the Purchase Agreement, and the Company continues to fail to do so within five calendar days after written notice from Quality, then within 10 calendar days after the date of Quality’s notice to complete such repurchase. The Purchase Agreement will automatically terminate upon such repurchase.

•	The Purchase Agreement may be terminated by mutual written consent of the Parties before the Closing.

•	The Purchase Agreement may be terminated by any party before the end of the Restricted Period, by written notice, if (a) the Closing does not occur by the date that is 30 days from the date of the Purchase Agreement, provided that the party seeking termination is not in material breach of the Purchase Agreement, or (b) a law or order by any governmental or regulatory body (including Nasdaq) permanently prohibits the consummation of the Transactions.

•	The Purchase Agreement may be terminated by either Quality or the Sellers before the Closing if the Company breaches any representations, warranties, covenants, or agreements that cannot be cured by the date of termination, provided Quality is not itself in breach.

•	The Purchase Agreement may be terminated by the Company before the Closing if Quality or any of the Sellers breaches any representations, warranties, or obligations that cannot be cured by the date of termination, provided that the Company itself is not in breach.

•	The Purchase Agreement provides that it may be terminated by the Company before the Closing if certain conditions to Quality and the Sellers’ obligation to consummate the Transactions have been satisfied by the Company, and Quality or the Sellers fail to fulfill their obligations to complete the Closing following written notice from the Company indicating readiness to consummate the Closing. If the Purchase Agreement is terminated by the Company pursuant to this provision, then Quality and the Sellers will be required to pay a breakup fee of $100,000 to the Company.

•	The Purchase Agreement provides that it may be terminated by Quality or the Sellers before the Closing if certain conditions to the Company’s obligation to consummate the Transactions have been performed at or before the Closing have been satisfied but the Company fails to fulfill its obligations to complete the Closing following written notice from Quality and the Sellers indicating their readiness to consummate the Closing. If the Purchase Agreement is terminated by Quality or the Sellers pursuant to this provision, then the Company will be required to pay a breakup fee of $100,000 to the terminating party (“Breakup Fee”).

If the Purchase Agreement is validly terminated, it will become void without further obligations or liabilities, except if a Breakup Fee applies or if termination results from fraud or willful and material failure to perform or breach, then the responsible party will be liable for damages as a result of such breach. Certain provisions, including confidentiality, fees and expenses, and miscellaneous terms, will continue to apply after termination.

The Purchase Agreement also contains customary representations, warranties, and covenants, including customary restrictive covenants. The Purchase Agreement provides for mutual indemnification provisions. Indemnification obligations with respect to claims relating to breaches of required representations under the Purchase Agreement or certain related agreements, documents, or certificates are limited to claims of maximum damages of $4,000,000 and claims exceeding $400,000, except that no such limits apply with respect to claims of breach of certain representations considered to be fundamental under the Purchase Agreement or with respect to claims of acts of fraud or willful misconduct. Indemnification obligations under the Purchase Agreement will survive until the earlier of the Preferred Shares Conversion or 24 months following the Closing Date, except that indemnification for claims of breach of certain representations considered to be fundamental under the Purchase Agreement or with respect to claims of acts of fraud, willful misconduct or intentional misrepresentation will survive until the expiration of the applicable statute of limitations. The Sellers’ indemnification obligations will be shared on a pro rata basis.

Certain Related Matters

The foregoing description of the Purchase Agreement, the Company Preferred Certificate of Designation, and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Company Preferred Certificate of Designation, and the Lock-Up Agreement, copies or forms of which are filed as Exhibit 2.1, Exhibit 3.1, and Exhibit 10.1 to this Report on Form 6-K, respectively. The foregoing description has been included to provide investors and securityholders with information regarding the terms of the Purchase Agreement, the Company Preferred Certificate of Designation, and the Lock-Up Agreement, and is qualified in its entirety by the terms and conditions of the Purchase Agreement, the Company Preferred Certificate of Designation, and the Lock-Up Agreement. It is not intended to provide any other factual information about the Company, Quality, the Sellers, or their respective subsidiaries or affiliates. The Purchase Agreement contains representations, warranties and covenants by each of the Parties, which were made only for purposes of the Purchase Agreement. The representations, warranties and covenants in the Purchase Agreement were made solely for the benefit of the Parties, may be subject to limitations agreed upon by the Parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

There were no material relationships, other than in respect of the Purchase Agreement and the Lock-Up Agreement between the Company or any of the Company’s affiliates, including any director or officer of the Company, or any associate of any director or officer of the Company, and any of Quality, Ilustrato, and the other Sellers.

The offers and sales of securities described above were conducted as private placements pursuant to and in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

Change of Officer Position; Appointment of New Chief Executive Officer; Election of Director

As stated above, pursuant to the Purchase Agreement and in connection with the Closing, effective November 25, 2024, Mr. Figueira de Chaves resigned as Chief Executive Officer and accepted the position of the Chief Strategy Officer of the Company. Effective November 26, 2024, Mr. Backwell was appointed the Chief Executive Officer of the Company and was elected as a director of the Company. Mr. Figueira de Chaves remains a director of the Company.

Mr. John-Paul Backwell, age 44, has served as the Chief Executive Officer of Quality Industrial Corp. since October 2022. In February 2022, he was appointed Director of Emergency Response Technologies Inc. Mr. Backwell has also held the position of Managing Director at Ilus International Inc. since July 2021. Additionally, he has served as a Non-Executive Director of FB Fire Technologies Ltd (FireBug) since September 2019.

From September 2019 to July 2021, Mr. Backwell was the Managing Director of Detego Global, and from May 2019 to July 2021, he served as a Non-Executive Director of ConnectNow. Upon the completion of his studies in 2001, Mr. Backwell has since occupied several leadership positions in global sales and business management.

Other than as described above, Mr. Backwell does not hold and has not held over the past five years any other directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

As described above, Mr. Backwell was selected to become the Chief Executive Officer of the Company pursuant to the Stock Purchase Agreement. There are no family relationships that exist between Mr. Backwell and any directors or executive officers of the Company. In addition, there has been no transaction, nor is there any currently proposed transaction, between Mr. Backwell and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Except as otherwise noted, this report on Form 6-K and the attached Exhibit 2.1, Exhibit 3.1, and Exhibit 10.1 are incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-251990, 333-264714 and 333-276880) and the prospectuses thereof and any prospectus supplements thereto.

Issuances of Press Releases

On November 19, 2024, the Company issued a press release to announce the signing of the Purchase Agreement. On November 26, 2024, the Company issued a press release to announce the Closing and related change in the executive leadership of the Company, the Company’s intention to host an investor presentation in due course, along with an update regarding the Company’s hearing to appeal the delisting of its securities from Nasdaq. A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K, respectively.

The information furnished herein (including Exhibit 99.1 and Exhibit 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Exchange Act or the Securities Act, except as expressly set forth by specific reference in such a filing.

Forward-Looking Statements

The press releases attached as Exhibit 99.1 and Exhibit 99.2 hereto, the statements contained therein, and this report on Form 6-K contain forward-looking statements and information relating to the Company that are based on the current beliefs, expectations, assumptions, estimates and projections of the Company’s management regarding the Company’s business and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to the Company or the Company’s management, are intended to identify forward-looking statements. These statements reflect management’s current view of the Company concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others, the Company’s ability to complete the acquisition of Quality and integrate its business, the ability of the Company, the Sellers and Quality to obtain all necessary consents and approvals in connection with the acquisition, obtain clearance from Nasdaq of an initial listing application in connection with the acquisition, obtain the Shareholder Approval, and the risks and uncertainties which are generally set forth under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on April 30, 2024 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.

All forward-looking statements included herein attributable to the Company or other parties or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated as of November 18, 2024, among Fusion Fuel Green PLC, Quality Industrial Corp., Ilustrato Pictures International Inc., and certain stockholders of Quality Industrial Corp. (incorporated by reference to Exhibit 2.1 of Form 6-K filed on November 20, 2024)
3.1	Form of Certificate of Designation of Preferences, Benefits and Limitations of Series A Convertible Preferred Shares of Fusion Fuel Green PLC
10.1	Form of Lock-Up Agreement among Fusion Fuel Green PLC, Quality Industrial Corp., and certain other persons
99.1	Press Release dated November 19, 2024 (incorporated by reference to Exhibit 99.1 of Form 6-K filed on November 20, 2024)
99.2	Press Release dated November 26, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2024	Fusion Fuel Green PLC

	By:	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer